November 19, 2024

Ryoji Baba
Chief Executive Officer
rYojbaba Co., Ltd.
4-3-1, Ohashi, Minami-Ku
Fukuoka-Shi, Fukuoka, 815-0033
Japan

       Re: rYojbaba Co., Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 8, 2024
           File No. 333-281225
Dear Ryoji Baba:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 12, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed November 8, 2024 Underwriting, page 127

1. We note that Boustead Securities, LLC is listed as an underwriter in this section, as well as at the bottom of the prospectus cover page, but all other reference to them have been removed from the registration statement. In addition, it would appear that Boustead Securities, LLC is not listed in Schedule 1 of the included Underwriting
       Agreement. Please remove all reference to Boustead Securities, LLC, or clarify the underwriting relationship between Network 1 Financial Securities Inc., Boustead
       Securities, LLC and you and update the disclosure and underwriting agreement accordingly.
 November 19, 2024
Page 2

Notes to Unaudited Financial Statements
Note 10 - Shareholders' Equity
Stock Acquisition Rights, page F-38

2. Please disclose that the compensation expense related to the the 300,000 stock acquisition rights issued to HeartCore on March 3, 2024 for services as a consultant in connection with a successful proposed initial public offering (IPO) of the company will be recognized when the performance condition is met for the award. Refer to
       ASC 718-10-25-20.


       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Craig D. Linder